SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2010

FINANCIAL AND OPERATING REPORT

Mexico City, February 8, 2010 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter  of 2010.

•   AméricaMóvil finished December with 276.5 million accesses of which 225 million were wireless subscribers and 51.5 million were fixed RGUs. They both grew at a similar pace of around 12% year-on-year.

•   We added 8.2 million wireless subscribers in the quarter.  Postpaid net additions, 1.9 million, were twice as many as those gained in the year-earlier quarter.  Net additions for the year topped 24.1 million.

•   Brazil gained 2.9 million wireless subscribers in the quarter, Mexico 1.7 million, Colombia 624 thousand and Chile 486 thousand. The quarter’s subscriber gains more than tripled in Central America and more than doubled in Mexico from the year before.

•   Fourth quarter revenues were up 6.0% year-on-year to nearly 162 billion pesos with net service revenues expanding 5.5%. Revenues for the year totaled 607.9 billion pesos with wireless service revenues increasing 12.8% buoyed by 40.4% data revenue growth.

•   EBITDA came in at 61.2 billion pesos in the quarter bringing the total for the year to 247.5 billion pesos.  They increased by 4.8% and 6.3% respectively from the year-earlier periods.  The quarter’s EBITDA margin, 37.8%, was very similar to that of a year before in spite of the fast pace of subscriber growth.

•   Our operating profit was 34.4 billion pesos in the quarter, which resulted in a net profit of 24.2 billion pesos equivalent to 60 peso cents per share (97 dollar cents per ADR). Net income reflects extraordinary non-cash charges for a net amount of 3.9 billlion pesos.

•   In 2010, our operating cash flow allowed us to fully fund our capital expenditures, which totaled 81.9 billion pesos. In addition it permitted us to spend 66 billion dollars on the acquistion of stock of TelmexInternacional, Net Serviços and Carso Global Telecom; to engage in share buybacks in the amount of 18.2 billion (by both AméricaMóvil and Telmex); and to effect dividend payments totalling 17.2 billion (not including those made by Telmex to AméricaMóvil after June 2010).

•   Our net debt ended the year at 207.1 billion pesos—equivalent to 0.84 times LTM EBITDA—having come down by 10.4 billion throughout the year in spite of the sizeable capital outlays and distribution payments. Our short term debt is now only 9.0 billion pesos.

América Móvil Fundamentals
Mexican Pesos
	4Q10	4Q09	Var. %	Jan - Dec '10	Jan - Dec '09	Var. %
EPS (Mex$)(1)	0.60	0.40	50.5%	2.11	2.15	-2.1%
Earning per ADR (US$)(2)	0.97	0.61	58.9%	3.34	3.19	4.7%
Net Income (millions of Mex$ )(3)	24,231	12,955	87.0%	77,600	70,494	10.1%
Shares Outstanding as of December 31th (billion)(4)	40.17	32.28	24.4%	40.17	32.28	24.4%
ADRs Outstanding as of December 31th (millions) (5)	562	602	-6.7%	562	602	-6.7%

(1) Net Income / Average Shares outstanding
(2) 20 shares per ADR
(3) Fourth quarter figures reflect the consolidation of TMX and TII, historical figures are not meant to be comparable, but the actual financial information reported in each of the periods
(4) Reflects the increase in AMX post acquisition
(5) As per Bank of NY Mellon

Relevant Events

In December Telcel, along with Telmex and Teléfonica agreed to a new schedule of reductions in mobile termination rates. They will fall to 95 peso cents in 2011 and billing will now be based on a per-second scheme after the first minute, as opposed to a per-minute billing as has been the case, which will have the effect of an overall reduction of 13% in the year, to 87 peso cents. MTRs will continue to decline annually until they reach 69 peso cents in 2014, which would be equivalent to 63 peso cents once the effects of the new billing scheme are factored in, for a 37% accumulated decline in the period.

In a public auction in January AméricaMóvil obtained a license to operate in Costa Rica. We were granted the use of 70 MHz of spectrum in the 1.8 MHz and 2.1 MHz bands for a period of 15 years. We expect to begin operations in Costa Rica this year.

January 13th was the last day for shareholders of Net  Serviços to put their preferred shares of Net  Serviços to Embratel under the put right period that followed the closing of our tender offer last October. A total of 49.8 million shares (21.8%) of preferred shares were tendered during the shareholder put right period, taking the total shares acquired by Embratel in the process to 193.7 million. The current direct and indirect ownership interest of Embratel in Net is 91.9%. In addition, Embratel has a call option on 2% of the common shares.

On January 31st, AméricaMóvil announced  that it would tender for the outstanding dollar-denominated Telmex bonds in exchange for which we will offer AMX dollar bonds of roughly the same maturity.

América Móvil's Subsidiaries & Affiliates as of December 2010

Country		Company	Business	Equity Participation	Consolidation Method

Subsidiaries
-	Mexico	Telcel	wireless	100.0%	Global Consolidation Method
		Telmex	wireline	59.4%	Global Consolidation Method
		Sección Amarilla	other	100.0%	Global Consolidation Method
-	Argentina	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	96.7%(3)	Global Consolidation Method
-	Brazil	Claro	wireless	99.4%	Global Consolidation Method
		Embratel(1)	wireline	97.3%	Global Consolidation Method
		Net(2)	cable	87.6%	Equity Method
-	Chile	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	99.7%	Global Consolidation Method
-	Colombia	Comcel	wireless	99.4%	Global Consolidation Method
		Telmex(1)	wireline	99.4%	Global Consolidation Method
-	Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Ecuador	Porta	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	El Salvador	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Guatemala	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Jamaica	Claro	wireless	100.0%	Global Consolidation Method
-	Nicaragua	Claro	wireless, wireline	99.5%	Global Consolidation Method
-	Panama	Claro	wireless	100.0%	Global Consolidation Method
-	Paraguay	Claro	wireless	100.0%	Global Consolidation Method
-	Peru	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Uruguay	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
-	Mexico	Telvista	other	71.7%(4)	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 96.8%
(2) As of today AMX owns 92% of the company through our Brazilian subsidiary Embratel.

(3) Telmex owns the remaining 3.3% of the stock

(4) AMX owns directly 45% and 26.7% through its subsidiary Telmex.

Total Accesses

We finished December with 276.5 million accesses, 12.1% more than in 2009.  This figure comprises 225 million wireless subscribers, 28.4 million landlines, 13 million broadband accesses and 10.1 million PayTV units. Excluding Mexico, the number of fixed lines was up 15.0% year-on-year and that of broadband accesses 23.3%. PayTV was the fastest growing division, with a 31.8% annual increase.

Wireless Subscribers

AméricaMóvil added 8.2 million wireless subscribers in the fourth quarter, 23.4% more than in the year-earlier quarter, with a strong showing in the postpaid segment in which we gained 1.9 million clients, twice as many as the prior year.  Total net subscriber gains for the year were up 31.8% to 24.1 million, bringing our wireless subscriber base to 225 million at the end of 2010 for a 12% year-on-year increase.

Brazil gained 2.9 million subscribers in the quarter, Mexico 1.7 million, Colombia 624 thousand  and Chile 486 thousand. The quarter’s subscriber gains more than tripled in Central America and more than doubled in Mexico from the year before. In Chile and Colombia they were up 64.4% and 50.1% year-on-year respectively.

At the end of the year our subscriber base comprised 64.1 million subscribers in Mexico, 51.6 million in Brazil, 29.3 million in Colombia and 18.4 million in Argentina. We also had 17.7 million clients in the U.S. and approximately 10 million in each of Central America, Ecuador and Peru. The fastest growth in relative terms was observed in Chile, with 35.4%, followed by Tracfone in the U.S. with 23.0%.

Wireless Subscribers as of December 2010

Thousands
	Total(1)
Country	Dec'10	Sep'10	Var.%	Dec'09	Var.%
Mexico	64,138	62,440	2.7%	59,167	8.4%
Brazil	51,638	48,767	5.9%	44,401	16.3%
Chile	4,871	4,385	11.1%	3,597	35.4%
Argentina, Paraguay and Uruguay	19,637	19,442	1.0%	18,236	7.7%
Colombia and Panama	29,413	28,753	2.3%	27,797	5.8%
Ecuador	10,624	10,328	2.9%	9,449	12.4%
Peru	9,686	9,294	4.2%	8,311	16.5%
Central America and Caribbean	17,269	16,771	3.0%	15,587	10.8%
USA	17,749	16,657	6.6%	14,427	23.0%
Total Wireless	225,024	216,836	3.8%	200,972	12.0%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

Fixed Revenue Generating Units

We had 51.5 million revenue generating units (RGUs) in the Americas by year-end, 12.5% more than in the same period of last year. In South America they expanded twice as rapidly: 25.7%.

At the end of the period we had 23 million RGUs in Mexico, 18.6 million in Brazil, 5.4 million in Central America and the Caribbean and nearly 3 million in Colombia. Our fastest growing operations were Ecuador and Peru, which registered an annual increase of 88.3% and 55.2%, respectively, albeit froma small base; followed by Chile and Brazil with just over 28% each.

Fixed Line and Other Accesses (RGUs) as of December 2010
Thousands
	Total
Country	Dec'10	Sep'10	Var.%	Dec'09	Var.%
Mexico	22,951	22,796	0.7%	22,406	2.4%
Brazil	18,588	17,511	6.2%	14,514	28.1%
Colombia	2,988	2,939	1.6%	2,753	8.5%
Ecuador	108	93	15.6%	57	88.3%
Peru	436	393	11.0%	281	55.2%
Argentina	216	204	5.7%	173	24.8%
Chile	850	795	6.9%	661	28.6%
Central America and Caribbean	5,374	5,249	2.4%	4,948	8.6%
Total	51,511	49,981	3.1%	45,794	12.5%
* Fixed Line, Broadband and Televition (Cable & DTH)

AméricaMóvil Consolidated Results

The year 2010 ended on a relatively strong note, with the South American economies expanding rapidly and the U.S. and Mexico showing increasing signs of an economic recovery, all of which helped bring about a reacceleration of subscriber growth in the Americas. At the same time, the trend towards more data on both the mobile and the fixed-line platforms continued unabated.

Our fourth quarter revenues were up 6.0% year-on-year to nearly 162 billion pesos—65% of which came from wireless—with net service revenues expanding 5.5%. The growth figures somewhat understate the expansion of the underlying operations in local currency terms given that the Mexican peso appreciated relative to all other currencies (save for the Chilean peso) in the region.

If exchange rates had remained constant throughout, the quarter’s service revenues would have increased 7.1% from the year-earlier quarter with mobile data and Pay-TV services leading the way with 36.6% and 79.3% revenue-growth rates.  Mobile voice revenues would have risen 8.8% and fixed broadband revenues 3.6%, while fixed-line voice revenues would have declined 6.3%.

The trend towards lower prices per minute and higher ussage levels in wireless continued in the quarter throughout the region, with the median rate of price declines reaching 13.8% and the median traffic increase on our networks getting to 24.3% —even as much as 57.8% in Chile and Ecuador.

Revenues for the year totaled 607.9 billion pesos with wireless revenues increasing 13.2% buoyed by 40.4% data revenue growth, and fixed-line revenues staying roughly unchanged as new revenues coming from broadband and PayTV services offset the loss of voice revenues.

EBITDA came in at 61.2 billion pesos in the quarter bringing the total for the year to 247.5 billion pesos.  They increased by 4.8% and 6.3% respectively from the year-earlier periods.  The quarter’s EBITDA margin, 37.8%, was very similar to that a year before in spite of the substantial acceleration of subscriber growth and the corresponding impact on subscriber acquisition costs—particularly in light of the high number of postpaid additions.

America Movil's Income Statement (IFRS)
Millions of MxP
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%
Net Service Revenues	144,305	136,836	5.5%	551,232	514,480	7.1%
Equipment Revenues	17,647	15,935	10.7%	56,623	50,353	12.5%
Total Revenues	161,952	152,771	6.0%	607,855	564,833	7.6%

Cost of Service	43,042	41,048	4.9%	167,918	152,617	10.0%
Cost of Equipment	25,799	24,410	5.7%	85,531	80,907	5.7%
Selling, General & Administrative Expenses	30,740	27,811	10.5%	103,349	95,798	7.9%
Others	1,133	1,088	4.1%	3,607	2,744	31.4%
Total Costs and Expenses	100,713	94,357	6.7%	360,405	332,066	8.5%

EBITDA	61,240	58,415	4.8%	247,450	232,767	6.3%
% of Total Revenues	37.8%	38.2%		40.7%	41.2%

Depreciation & Amortization	26,802	23,932	12.0%	91,071	80,548	13.1%
Employee Profit Sharing	982	849	15.6%	4,124	3,866	6.7%

EBIT	33,456	33,633	-0.5%	152,254	148,353	2.6%
% of Total Revenues	20.7%	22.0%		25.0%	26.3%

Net Interest Expense	3,508	2,570	36.5%	12,479	10,804	15.5%
Other Financial Expenses	1,557	1,750	-11.0%	11,976	8,112	47.6%
Foreign Exchange Loss	-2,180	-1,537	-41.8%	-5,582	-11,711	52.3%
Comprehensive Financing Cost (Income)	2,886	2,782	3.7%	18,874	7,206	161.9%

Income & Deferred Taxes	4,523	3,977	13.7%	36,170	36,235	-0.2%
Net Income before Minority Interest and Equity	26,047	26,874	-3.1%	97,210	104,913	-7.3%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	1,061	681	55.9%	1,671	1,797	-7.0%
Minority Interest	-2,878	-2,142	-34.3%	-8,060	-14,280	43.6%
Net Income	24,231	25,413	-4.7%	90,822	92,430	-1.7%

n.m. Not meaningful

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated Millions of Mexican Pesos
	Dec '10	Dec '09	Var.%		Dec '10	Dec '09	Var%

Current Assets				Current Liabilities
Cash & Securities	114,069	59,767	90.9%	Short Term Debt**	9,039	44,966	-79.9%
Accounts Receivable	101,595	108,338	-6.2%	Accounts Payable	147,583	125,295	17.8%
Other Current Assets	12,812	12,624	1.5%	Other Current Liabilities	49,876	45,946	8.6%
Inventories	26,082	23,756	9.8%		206,499	216,207	-4.5%
	254,558	204,483	24.5%

Non Current Assets
Plant & Equipment	411,820	418,733	-1.7%
Investments in Affiliates	50,539	17,663	186.1%	Non Current Liabilities
				Long Term Debt	312,083	232,274	34.4%
Deferred Assets				Other Non Current Liabilities	42,574	49,692	-14.3%
Goodwill (Net)	68,148	67,818	0.5%		354,657	281,966	25.8%
Intangible	44,952	50,370	-10.8%
Deferred Assets	62,228	49,262	26.3%	Shareholder's Equity	331,091	310,156	6.7%

Total Assets	892,246	808,329	10.4%	Total Liabilities and Equity	892,246	808,329	10.4%
** Includes current portion of Long Term Debt

Depreciation charges rose significantly in the quarter, from 14.3% of revenues in the third quarter to 16.5% in the fourth, on account of measures aimed at reflecting the impact that the rapid rate of technological innovation has on both the market values of various types of telecommunication equipment and the need to phase out older technologies. It is expected that these depreciation charges—which for the most part were concentrated in Colombia and Brazil—will trend back to something closer to 12% of revenues throughout the year.

We generated an operating profit of 33.5 billion pesos in the quarter which helped bring about a net profit of 24.2 billion pesos after comprehensive financing costs of 2.9 billion pesos and income and deferred taxes in the amount of 4.5 billion pesos. The quarter’s net profit would have been 3.9 billion pesos higher in the absence of the extraordinary depreciation charges referred to above (8.9 billion pesos) and the booking of a deferred tax credit in Brazil in the amount of 5.0 billion pesos, which was the last installment in a series of adjustments that began at the end of 2008.

Although it did not have a material impact in the quarter, it is to be noted that Telint’s move to conform to our accounting policies on capitalization of labor costs will have reduced the year’s net income by 542 million pesos as we have expensed a greater part of overall labor costs.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Dec-10	Dec-09
Peso Denominated Debt	6,362	5,874
Bonds and other securities	6,359	5,553
Banks and others	4	322
U.S. Dollar - denominated debt	11,930	12,634
Bonds and other securities	9,250	6,200
Banks and others	2,679	6,434
Debt denominated in other currencies	7,695	2,722
Bonds and other securities	6,003	788
Banks and others	1,692	1,933
Total Debt	25,987	21,230
Short term debt and current portion of long-term debt	731	3,443
Long-term debt	25,255	17,787
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Our net debt ended the year at 207.1 billion pesos—equivalent to 0.84 times LTM EBITDA—having come down by 10.4 billion throughout the year in spite of the capital outlays and dividend payments that took place. These totaled 183.3 billion pesos, of which 66 billion were spent on the acquisition of stock of TelmexInternacional, Carso Global Telecom and Net Servicos; 81.9 billion were directed to capital expenditures; 18.2 billion to share buybacks (by both AméricaMóvil and Telmex); and 17.2 billion to dividend payments (not including those made by Telmex to AméricaMóvil after June 2010). Our short term debt is now only 9.0 billion pesos.

Mexico

Our Mexican operations added 1.7 million wireless subscribers, more than twice as many as they did in the year-earlier quarter, to end the year with 64.1 million subscribers, 8.4% more than in December 2009. Postpaid clients represented 21.4% of the quarter’s net additions. In fact, throughout 2010 our postpaid client base increased three times as rapidly as our prepaid base.  On the fixed-line platform our revenue generating units rose 2.4% year-on-year, to 23.0 million accesses, as the 12.8% increase in broadband accesses (to 7.4 million) more than offset the 1.8% decline in the number of fixed lines (to 15.6 million).

Our fourth quarter revenues totaled 66.3 billion pesos, 4.7% more than a year before, with wireless revenues rising 12.0% to 38.8 billion pesos and fixed line revenues declining 4.0%, to 27.5 billion pesos. Wireless service revenues (net of commissions in accordance to IFRS) were up 10.1% led by data revenues that expanded at a 27.9% pace. MOUs continued to grow, reaching 219 minutes in the quarter, a figure that is nearly 10% higher than the one seen in the year-earlier quarter.  Their impact on wireless voice revenues was more muted on account of the continued reduction of prices per minue of voice, which fell 13.2% year-on-year to 56 peso cents (4.5 dollar cents).

Fixed-line voice revenues were down 7.8% annually with local service revenues falling at almost the same rate. Fixed data revenues (including managed services) were down as well (-6.4%) but that mostly reflects the effect of having booked an important extraordinary revenue in the fourth quarter of 2009; without this effect fixed data revenues would have risen 13%.

EBITDA climbed 4.2% annually and reached 33.5 billion pesos, with the EBITDA margin unchanged from a year before at 50.5% of revenues.

For the full year 2010 revenues totaled 251.3 billion pesos, of which wireless revenues represented 56%. Both wireless service and fixed-data revenues increased approximately 9% year-on-year whereas fixed-voice revenues declined 10.2%.

INCOME STATEMENT (IFRS)
Mexico Millions of MxP
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	66,338	63,335	4.7%	251,340	241,991	3.9%
Wireless Revenues	38,827	34,680	12.0%	140,969	127,854	10.3%
Fixed Line and Other Revenues	27,511	28,655	-4.0%	110,370	114,137	-3.3%

EBITDA	33,482	32,146	4.2%	132,800	130,478	1.8%
% total revenues	50.5%	50.8%		52.8%	53.9%

EBIT	26,423	24,682	7.1%	103,787	100,732	3.0%
%	39.8%	39.0%		41.3%	41.6%

Mexico Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	64,138	59,167	8.4%
Postpaid	6,359	5,229	21.6%
Prepaid	57,778	53,938	7.1%
MOU	219	199	9.9%
ARPU (MxP)	166	165	0.5%
Churn (%)	3.6%	3.6%	(0.1)
Revenue Generating Units (RGUs)*	22,951	22,406	2.4%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

Our combined operations in Argentina, Paraguay and Uruguay finished December with 19.9 million accesses, 19.6 million of them in wireless. Wireless subscribers increased by 7.7% in the year and fixed-line revenue-generating units by 24.8%.

Revenues for the quarter totaled 2.7 billion Argentinean pesos, having risen 15.8% from a year before with wireless revenues accounting for 94% or the total. Wireless service revenue growth was marginally higher at 16.6%, while fixed-line revenues expanded 3.2% on the strength of fixed-line data (broadband plus corporate networks), largely offset by declines in long distance revenues.

Our EBITDA of 1.1 billion Argentinean pesos of EBITDA in the fourth quarter surpassed that of the prior year by 20.3% and was equivalent to 41.9% of revenues, up 1.6 percentage points in the year.

At 9.9 billion Argentinean pesos, revenues for the full year were 16.8% above those of 2009. Service revenue growth for the period was just shy of 20%, as data revenues rose at a rate of 25.8%. EBITDA added up to 4.3 billion Argentinean pesos and represented 43.6% of revenues. It was up 36.1% compared to the prior year helped along by a margin expansion of 6.2 percentage points.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay Millions of ARP
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	2,715	2,345	15.8%	9,903	8,481	16.8%
Wireless Revenues	2,552	2,187	16.7%	9,324	7,936	17.5%
Fixed Line and Other Revenues	163	158	3.2%	580	545	6.4%

EBITDA	1,136	945	20.3%	4,318	3,173	36.1%
% total revenues	41.9%	40.3%		43.6%	37.4%

EBIT	877	748	17.2%	3,527	2,410	46.4%
%	32.3%	31.9%		35.6%	28.4%

Argentina, Uruguay & Paraguay Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	19,637	18,236	7.7%
Postpaid	2,499	2,463	1.4%
Prepaid	17,138	15,773	8.7%
MOU	145	145	-0.3%
ARPU (ARP)	38	36	6.8%
Churn (%)	2.7%	2.0%	0.7
Revenue Generating Units (RGUs)*	216	173	24.8%

Brazil

We added 3.9 million accesses in Brazil in the fourth quarter of 2010 of which 2.9 million are new wireless subscribers-31% of them postpaid-and 1.1 million new RGUs on the fixed line platform (half of them PayTV accesses, including those of Net Serviços).  As of December we had 70.2 million accesses in the country, with 51.6 million coming from the wireless business.

Revenues totaled 5.5 billion reais in the fourth quarter, up 3.0% from the prior year, with fixed-line revenues growing 6.5% to 2.8 billion reais. Wireless service revenues were slightly up year-on-year, 2.5%, on the back of data revenues that climbed 21.7%, while equipment revenues declined 22.9%.  MOUs rose 2.8% to 96 minutes but prices per minute of voice were down nearly 20% in the year. Fixed-line revenues were led by PayTV revenues (DTH under the brand name ViaEmbratel) that quadrupled over the previous year and by fixed-line data revenues which expanded 12.0%.

For the year as a whole, revenues expanded 3.9% to 21.1 billion reais on the back of wireless service revenues that increased 4.9%, fixed-line local service revenues that were up 11.7% and fixed-line data revenues (from broadband and corporate networks) that rose 3.7% relative to 2009.

EBITDA came in at 1.5 billion reais, having come down 4.7% from a year earlier, mostly as a result of the faster pace of subscriber growth on the wireless side and the costs associated to the rapid expansion of our DTH services.

Depreciation and amortization charges jumped 51.6% in the fourth quarter and 27.0% in the year as some telecom equipment began to be phased out to give way to new hardware based on more powerful and efficient technologies.

INCOME STATEMENT (IFRS)
Brazil Millions of BrL
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	5,525	5,362	3.0%	21,149	20,355	3.9%
Wireless Revenues	2,772	2,777	-0.2%	10,564	10,332	2.2%
Fixed Line and Other Revenues	2,753	2,585	6.5%	10,585	10,023	5.6%

EBITDA	1,509	1,583	-4.7%	6,510	5,850	11.3%
% total revenues	27.3%	29.5%		30.8%	28.7%

EBIT	-69	174	-139.6%	1,853	2,184	-15.2%
%	-1.2%	3.2%		8.8%	10.7%

Brazil Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	51,638	44,401	16.3%
Postpaid	10,243	8,670	18.1%
Prepaid	41,394	35,731	15.9%
MOU	96	93	2.8%
ARPU (BrL)	18	22	-14.8%
Churn (%)	3.1%	3.0%	0.1
Revenue Generating Units (RGUs)*	18,588	14,514	28.1%

Colombia-Panama

We gained 660 thousand new wireless subscribers in the quarter, taking the total net additions for the year to 1.6 million. The year’s net additions were four times greater than those of 2009, bringing our wireless subscriber to 29.4 million clients, a 5.8% increase in the year. On the fixed-line platform we ended the period with nearly three million RGUs, 8.5% more than the year before.  All in all, we had 32.4 million accesses in Colombia at the end of 2010.

Our fourth quarter revenues were up 10.6% annually to 1.9 trillion Colombian pesos, as wireless revenues—which represent 84% of the total—rose 11.3% and fixed-line revenues increased 6.9%. Wireless data revenues soared 52.2% over the year contributing to a 7.6% expansion in wireless service revenues. MOUs reached 202 minutes, 10.5% more than in the year-earlier quarter.

The main source of fixed-line revenues was data, which grew 12.2%, followed by PayTV the revenues of which were flat, and by fixed-line voice where considerable progress was made as revenues expanded at a 23.0% pace.

 Revenues for the year of 7.3 trillion Colombian pesos were 7.9% higher than in 2009 with both wireless and fixed-line revenues expanding at the same rate.

The quarter’s EBITDA came in at 919 billion Colombian pesos and was 23.5% higher than that of the last quarter of 2009. Our margin climbed five percentage points in the year even in the face of brisk subscriber growth. In 2010 our EBITDA totaled 3.4 trillion Colombian pesos, 13.4% more than in 2009. At 46.5% of revenues, it was 2.3 percentage points higher than the one observed the prior year.

Depreciation charges went up sharply in the quarter given the need to ensure that the value of the equipment on our books maintain an appropriate correspondence to the fast pace of technological innovation and the shorter cycles it leads to for various types of equipment.  It is expected that these charges will come down this year.

INCOME STATEMENT (IFRS)
Colombia and Panama Billions of COP
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	1,917	1,733	10.6%	7,279	6,744	7.9%
Wireless Revenues	1,612	1,449	11.3%	6,075	5,630	7.9%
Fixed Line and Other Revenues	304	285	6.9%	1,204	1,114	8.0%

EBITDA	919	744	23.5%	3,382	2,984	13.4%
% total revenues	47.9%	42.9%		46.5%	44.2%

EBIT	206	459	-55.2%	1,930	1,830	5.5%
%	10.7%	26.5%		26.5%	27.1%

Colombia and Panama Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	29,413	27,797	5.8%
Postpaid	4,242	3,967	6.9%
Prepaid	25,171	23,830	5.6%
MOU	202	183	10.5%
ARPU (CoP)	15,985	15,779	1.3%
Churn (%)	3.8%	4.2%	(0.4)
Revenue Generating Units (RGUs)*	2,988	2,753	8.5%

Chile

After adding 486 thousand new clients in the quarter we finished December with 4.9 million wireless subscribers, 35.4% more than in 2009, with our postpaid subscriber base growing at an even faster pace: 55.6%. Net adds for the year added up to 1.3 million, doubling those of the prior year. Our fixed-line RGUs rose 28.6% over the year to 850 thousand.

The quarter’s revenues came in at 127.4 billion Chilean pesos, having risen 21.6% relative to the previous year. Wireless revenues exhibited an annual growth rate of 29.8% boosted by service revenues that were up 32.5% on the back of data revenues that shot up 65.3%. MOUs increased 17.3%, to 191 minutes per subscriber, while prices per minute fell in practically the same proportion.

Fixed-line revenues, which account for nearly a third of our Chilean revenues, increased 6.7% annually, their growth stemming from data and pay-TV services that were up 7.9% and 20.5% respectively.

Revenues for the year were up 22.4% year-on-year to 458.4 billion Chilean pesos. Wireless service revenues rose somewhat faster, 26.8%, as data revenues jumped by 83.7%. On the fixed-line business revenues expanded 13.1%, helped along by PayTV revenues that rose 25.0%.

At 10.0 billion Chilean pesos, our fourth quarter EBITDA was 4.2% higher than in the year-earlier quarter, with the EBITDA margin falling slightly to 7.8% on account of the faster subscriber growth. EBITDA for the full year came in at 35.9 billion Chilean pesos and exceeded by 40.2% the one registered in 2009.

INCOME STATEMENT (IFRS)
Chile Millions of ChP
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	127,380	104,747	21.6%	458,395	374,557	22.4%
Wireless Revenues	87,599	67,463	29.8%	303,960	238,046	27.7%
Fixed Line and Other Revenues	39,781	37,284	6.7%	154,435	136,511	13.1%

EBITDA	9,986	9,586	4.2%	35,878	25,588	40.2%
% total revenues	7.8%	9.2%		7.8%	6.8%

EBIT	-18,990	-15,337	-23.8%	-71,876	-54,586	-31.7%
%	-14.9%	-14.6%		-15.7%	-14.6%

Chile Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	4,871	3,597	35.4%
Postpaid	822	528	55.6%
Prepaid	4,049	3,069	31.9%
MOU	191	163	17.3%
ARPU (ChP)	4,827	4,856	-0.6%
Churn (%)	5.3%	4.4%	0.9
Revenue Generating Units (RGUs)*	850	661	28.6%

Ecuador

We finished the year with 10.6 million wireless subscribers, which represent an annual increase of 12.4%, after adding 296 thousand subscribers in the fourth quarter and 1.2 million in the year. Just over a third of the quarter’s net subscriber additions were postpaid. In fact, our postpaid segment grew twice as fast as the base throughout the year. On the fixed-line platform we had 108 thousand RGUs at the end of the year, 88.3% more than a year before as fixed-line and broadband accesses doubled.

Our fourth quarter revenues stood at 337 million dollars, exceeding by 11.7% those of the last quarter of 2009. Wireless service revenues were up 13.2% annually, helped along by data revenue growth of 32.6%. Minutes of use per subscriber rose sharply, 38.9% year-on-year, in reaction to a prices per minute falling by approximately one third. As regards fixed-line revenues, they increased 73.5%, although still from a small base. Total revenues for the year were 1.2 billion dollars, 11.1% higher than in 2009.

Our EBITDA for the quarter of 182 million dollars was equivalent to 53.9% of revenues. It was up 17% relative to the same period of the prior year with the EBITDA margin rising 2.4 percentage points. EBITDA for the year was 655 million dollars and was 17.8% above that of 2009. The margin for the year climbed 3 percentage points to 53.4%.

INCOME STATEMENT (IFRS)
Ecuador Millions of Dollars
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	337	302	11.7%	1,228	1,105	11.1%
Wireless Revenues	330	298	10.9%	1,204	1,088	10.7%
Fixed Line and Other Revenues	7	4	73.5%	23	17	39.1%

EBITDA	182	155	17.0%	655	556	17.8%
% total revenues	53.9%	51.4%		53.4%	50.4%

EBIT	127	109	15.8%	441	373	18.3%
%	37.6%	36.2%		35.9%	33.7%

Ecuador Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	10,624	9,449	12.4%
Postpaid	1,324	1,070	23.7%
Prepaid	9,300	8,379	11.0%
MOU	137	98	38.9%
ARPU (MxP)	9	9	-0.2%
Churn (%)	2.1%	1.6%	0.5
Revenue Generating Units (RGUs)*	108	57	88.3%

Peru

After adding 392 thousand wireless subscribers in the quarter (a third of which were postpaid), we finished December with 9.7 million clients, 16.5% more than a year before. In addition to these we had 436 thousand RGUs.  The latter increased 55.2% in the year on the back of the growth of broadband and PayTV accesses, which soared 74.0% and 69.7% respectively.

We obtained revenues of 846 million soles in the fourth quarter which exceeded by 16.5% those of the same period of last year. Wireless service revenues increased 22.8% buoyed by data revenues that jumped 81.6%. Revenues for the year, 3.1 billion soles, were 17.2% higher than in 2009 as wireless service revenues expanded 23.4% year-on-year.

Our EBITDA for the quarter totaled 391 million soles and was up 31.7% annually. It was equivalent to 46.3% of our revenues, which represented a margin expansion of 5.4 percentage points. In the year we generated 1.4 billion soles of EBITDA, up 47.4% from a year before. The margin stood at 44.8% of revenues, more than 9 percentage points higher than that of 2009.

In 2010 we continued to work in the expansion of coverage. Our wireless network is the largest for both GSM and UMTS technology. We are also increasing the number of homes passed.

INCOME STATEMENT (IFRS)
Peru Millions of Soles
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	846	727	16.5%	3,123	2,666	17.2%
Wireless Revenues	747	629	18.7%	2,747	2,289	20.0%
Fixed Line and Other Revenues	100	98	2.0%	376	377	-0.2%

EBITDA	391	297	31.7%	1,398	948	47.4%
% total revenues	46.3%	40.9%		44.8%	35.6%

EBIT	254	218	16.5%	922	597	54.3%
%	30.0%	30.0%		29.5%	22.4%

Peru Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	9,686	8,311	16.5%
Postpaid	1,248	908	37.4%
Prepaid	8,438	7,403	14.0%
MOU	103	110	-5.6%
ARPU (Sol)	22	21	4.2%
Churn (%)	3.4%	2.9%	0.4
Revenue Generating Units (RGUs)*	436	281	55.2%

Central America and the Caribbean

We added 498 thousand wireless subscribers in the fourth quarter, 37.9% more than in the same period of 2009, with our operations in Central America more than tripling their subscriber gains. The quarter’s additions brought our net gains for the full year to 1.7 million, which allowed us to reach 17.3 million wireless clients at the end of 2010, 10.8% more than a year before. As regards our fixed-line operations, we finished the year with 5.4 million fixed-line RGUs, an increase of 8.6% over the year.

Revenues of 894 million dollars in the quarter were 4.1% higher than in the year-earlier quarter, with wireless service revenues rising 12.9% supported by 71.4% data revenue growth. MOUs were up 12.6% to 192 as prices per minute of voice fell 14.2%. Fixed-line revenues declined 3.2% in the same period as the increase in pay TV and broadband revenues was not sufficient to fully compensate for the decline in fixed voice revenues.  Full year revenues were 2.6% higher than in the prior year at 3.5 billion dollars. Wireless service revenues were up 10.4% with data revenue growth of 60.8%.

The quarter’s EBITDA of 301 million dollars was slightly higher than that of the prior year in spite of the acceleration of subscriber growth. The margin for the quarter was 33.6%.  2010 EBITDA came in at 1.2 billion dollars and was equivalent to 34.2% of revenues.

INCOME STATEMENT (IFRS)
Central America and The Caribbean Millions of Dollars
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	894	859	4.1%	3,501	3,413	2.6%
Wireless Revenues	452	402	12.4%	1,735	1,536	13.0%
Fixed Line and Other Revenues	442	457	-3.2%	1,766	1,877	-5.9%

EBITDA	301	294	2.5%	1,199	1,255	-4.5%
% total revenues	33.6%	34.2%		34.2%	36.8%

EBIT	103	59	74.1%	352	454	-22.3%
%	11.5%	6.9%		10.1%	13.3%

Central America and the Caribbean Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	17,269	15,587	10.8%
Postpaid	2,045	1,692	20.9%
Prepaid	15,224	13,895	9.6%
MOU	192	171	12.6%
ARPU (USD)	8	8	3.4%
Churn (%)	3.6%	3.4%	0.2
Revenue Generating Units (RGUs)*	5,374	4,948	8.6%

United States

Tracfone added 1.1 million subscribers in the fourth quarter and 3.3 million in the year to finish December with 17.7 million clients, an increase of 23% in the period.

Our fourth quarter revenues, 789 million dollars, were 62.4% higher than those of the year-earlier quarter, with MOUs tripling to 300 minutes per subscriber, reflecting the greater weight that the StraightTalk plans have in our commercial offerings. Total revenues for 2010 shot up 67.3% to 2.8 billion dollars.

The quarter’s EBITDA was 34 million dollars and that for the full year 261 million dollars, which was 13.4% higher than in 2009. The EBITDA margin stood at 9.3% in the year, 4.7 percentage points lower than in 2009 partly as a result of the fast pace of subscriber growth.

INCOME STATEMENT (IFRS)
United States Millions of Dollars
	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Total Revenues	789	486	62.4%	2,813	1,681	67.3%

EBITDA	34	-2	n.m.	261	230	13.4%
% total revenues	4.3%	-0.4%		9.3%	13.7%

EBIT	27	-9	383.0%	234	202	15.9%
%	3.4%	-1.9%		8.3%	12.0%

United States Operating Data

	4Q10	4Q09	Var.%
Wireless Subscribers (thousands)	17,749	14,427	23.0%
MOU	300	94	218.9%
ARPU (US$)	14	10	38.0%
Churn (%)	4.1%	4.0%	0.0

Exchange Rates Vs USD

	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

Mexico
EoP	12.36	13.06	-5.4%	12.36	13.06	-5.4%
Average	12.39	13.08	-5.3%	12.64	13.51	-6.5%

Brazil
EoP	1.67	1.74	-4.3%	1.67	1.74	-4.3%
Average	1.70	1.74	-2.4%	1.76	2.00	-11.9%

Argentina
EoP	3.98	3.80	4.6%	3.98	3.80	4.6%
Average	3.97	3.81	4.0%	3.91	3.73	4.9%

Chile
EoP	468	507	-7.7%	468	507.10	-7.7%
Average	480	518	-7.3%	510	559.20	-8.8%

Colombia
EoP	1,914	2,044	-6.4%	1,914	2,044	-6.4%
Average	1,865	1,965	-5.1%	1,971	2,156	-8.6%

Guatemala
EoP	8.01	8.35	-4.1%	8.01	8.35	-4.1%
Average	8.02	8.33	-3.7%	8.06	8.16	-1.2%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	21.88	20.84	5.0%	21.88	20.84	5.0%
Average	21.75	20.71	5.0%	21.36	20.34	5.0%

Peru
EoP	2.81	2.89	-2.8%	2.81	2.89	-2.8%
Average	2.80	2.88	-2.6%	2.83	3.01	-6.2%

Paraguay
EoP	4,558	4,600	-0.9%	4,558	4,600	-0.9%
Average	4,761	4,783	-0.4%	4,734	4,957	-4.5%

Uruguay
EoP	20.10	19.63	2.4%	20.10	19.63	2.4%
Average	20.06	20.33	-1.3%	20.06	22.57	-11.1%

Dominican
EoP	37.69	36.23	4.0%	37.69	36.23	4.0%
Average	37.38	35.99	3.8%	36.89	35.96	2.6%

Jamaica
EoP	85.86	89.60	-4.2%	85.86	89.60	-4.2%
Average	85.84	89.37	-4.0%	87.42	88.47	-1.2%

Exchange Rates Vs Mexican Peso

	4Q10	4Q09	Var.%	Jan - Dec 10	Jan - Dec 09	Var.%

USA
EoP	12.36	13.06	-5.4%	12.36	13.06	-5.4%
Average	12.39	13.08	-5.3%	12.64	13.51	-6.5%

Brazil
EoP	7.42	7.50	-1.1%	7.42	7.50	-1.1%
Average	7.30	7.52	-2.9%	7.18	6.77	6.1%

Argentina
EoP	3.11	3.44	-9.6%	3.11	3.44	-9.6%
Average	3.12	3.43	-8.9%	3.23	3.62	-10.9%

Chile
EoP	0.026	0.026	2.5%	0.026	0.026	2.5%
Average	0.026	0.025	2.2%	0.025	0.024	2.5%

Colombia
EoP	0.0065	0.0064	1.1%	0.0065	0.0064	1.1%
Average	0.0066	0.0067	-0.2%	0.0064	0.0063	2.3%

Guatemala
EoP	1.54	1.56	-1.3%	1.54	1.56	-1.3%
Average	1.55	1.57	-1.6%	1.57	1.66	-5.3%

Honduras
EoP	0.65	0.69	-5.4%	0.65	0.69	-5.4%
Average	0.65	0.69	-5.3%	0.66	0.71	-6.5%

Nicaragua
EoP	0.56	0.63	-9.9%	0.56	0.63	-9.9%
Average	0.57	0.63	-9.8%	0.59	0.66	-10.9%

Peru
EoP	4.40	4.52	-2.6%	4.40	4.52	-2.6%
Average	4.42	4.54	-2.8%	4.47	4.49	-0.3%

Paraguay
EoP	0.0027	0.0028	-4.5%	0.0027	0.0028	-4.5%
Average	0.0026	0.0027	-4.8%	0.0027	0.0027	-2.1%

Uruguay
EoP	0.61	0.67	-7.6%	0.61	0.67	-7.6%
Average	0.62	0.64	-4.0%	0.63	0.60	5.2%

Dominican
EoP	0.33	0.36	-9.0%	0.33	0.36	-9.0%
Average	0.33	0.36	-8.8%	0.34	0.38	-8.9%

Jamaica
EoP	0.14	0.15	-1.3%	0.14	0.15	-1.3%
Average	0.14	0.15	-1.4%	0.14	0.15	-5.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer